MAIL STOP 7010

									May 15, 2006

Charles G. Masters
Chief Executive Officer
Cytation Corp.
4902 Eisenhower Blvd., Suite 185
Tampa, FL 33634

RE:	Cytation Corporation
	Registration Statement on Form SB-2
	File No. 333-133377
	Filed April 19, 2006

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us whether any affiliates of Deer Valley
Homebuilders
purchased shares in the Series A Preferred Stock Offering that closed on January 18, 2006.

2. We note disclosure that Deer Valley Acquisition Corp was a wholly-owned subsidiary of Cytation, which appears to contradict disclosure that the shareholders of Deer Valley Acquisitions Corp were issued Series B Preferred Stock, Series C Preferred Stock and Series D
Preferred Stock in the Share Exchange.  Please revise.



Cover Page of the Prospectus

3. Please reconcile the number of shares listed on the cover page with the numbers listed in the Selling Stockholder section. The number of shares in the third and last bullet points do not match the numbers in the corresponding bullet points in the Selling
Stockholder
section.

Selling Shareholders, page 18

4. Please disclose the dividend rate for the Series A preferred.

5. Please disclose when you will incur registration penalties, the amount payable, the terms of any securities to be issued, and to whom the penalties will be payable.

6. Please revise the selling stockholders table to include a "total" line at the end of the table.

7. Please tell us whether any of the selling stockholders listed in the table are broker-dealers or affiliates of broker-dealers. Please note that selling stockholders who are broker-dealers must be identified as underwriters in the prospectus. For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

8. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

9. To the extent that any successor(s) to the named selling stockholders wish to sell under this prospectus you must file a prospectus supplement identifying such successors as selling stockholders. Please revise.

10. Please disclose how your selling stockholders acquired their securities.

Exhibits

11. We note that you have yet to file a legal opinion as an exhibit and plan to do so in an amendment to this registration statement. Please file this exhibit as soon as possible in order to give the staff adequate time to review it. Note that we may have comments after our review.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Craig Slivka, Staff Attorney, at (202) 551-
3729
or in his absence Chris Edwards, Special Counsel, at (202) 551-
3742
with any questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Brent A. Jones, Esq.
	(813) 223-9620
Charles G. Masters
Cytation Corp.
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE